UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Closing a Registered Direct Offering

On July 28, 2022, Luokung Technology Corp. closed a registered direct offering for gross proceeds of approximately $8 million. A press release announcing the closing is furnished as Exhibit 99.1 hereto.

Financial Statements and Exhibits

Exhibits.

Number
99.1	Press release of Luokung Technology Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2022

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer

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